Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 21, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Division of Corporate Finance

Trade & Services

Acropolis Infrastructure Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2021

File No. 333-254409

Ladies and Gentlemen:

On behalf of our client, Acropolis Infrastructure Acquisition Corp., a Delaware Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 16, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement (the “Amendment”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission
June 21, 2021

The Company has asked us to convey the following as its responses to the Staff:

Principal Stockholders, page 124

1.	On page 125 you state that if the private placement warrants are held by holders other than your sponsor or its permitted transferees, the private placement warrants will be redeemable. On page 18 you removed this language. Please tell us if it is an accurate depiction of the private placement terms.

Response to Comment 1

The private placement warrants are not redeemable, regardless of whether the holder is the sponsor, permitted transferees or others. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 125 of the Amendment.

Notes to Financial Statements

7. Stockholder’s Equity

Warrants, page F-14

2.	We note that you plan to account for the public and private warrants as equity, and have filed separate warrant agreements for both types of warrants as exhibits 4.4 and 4.5, respectively. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants, with particular focus on section 4.4 of each of the warrant agreements. As part of your analysis, please address whether there are any terms or provisions in the warrant agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response to Comment 2

The Company evaluated the public and private warrants utilizing the guidance in Accounting Standards Codification (ASC) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”). The Company has determined equity classification to be appropriate, as the instruments are considered indexed to the reporting entity’s own stock, and do not contain terms that would provide for potential changes to settlement amounts depending upon the characteristics of the holder of the warrants. In addition, the equity classification conditions in ASC 815-40-25 are met for both the public and private warrants. Further analysis related to both the Public Warrant Agreement (exhibit 4.4) and the Private Placement Warrant Agreement (exhibit 4.5) (together, the “Warrant Agreements”) is as follows:

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instrument’s contingent exercise provisions and then the instrument’s settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48. Step 1 of this guidance is to evaluate any exercise contingencies. Step 2 of this guidance is to evaluate whether each settlement provision is consistent with a fixed-for-fixed equity instrument.

Step 1 – Exercise Contingencies

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

Securities and Exchange Commission
June 21, 2021

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

We evaluated the following features of the warrants as exercise contingencies or potential exercise contingencies:

1.	The warrants are exercisable only if the Company completes a business combination.

2.	The warrants are no longer exercisable if the Company liquidates.

3.	A portion of the warrant may not be exercised if the holder exceeds specified beneficial ownership limitations upon exercise, if the holder so elects.

4.	The holder may be forced to exercise the warrants upon an “Alternative Issuance” (as defined in Section 4.4 of the Warrant Agreements).

5.	The Company can force early exercise of the Public Warrants via the redemption feature. This provision is not applicable to the Private Placement Warrants.

None of the exercise contingencies are based on an observable market or an observable index, so the evaluation of Step 1 to each provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

The redemption provision in the Public Warrants (#5, above) allows the Company to redeem the Public Warrants during their exercise period when the last reported sale price of the share of Common Stock has been at least $18.00 per share for twenty (20) consecutive trading days. If the Company elects to redeem, the warrant holder can exercise the Public Warrant. We consider the $0.01 redemption price to be a non-substantive settlement feature, as the Public Warrant is only redeemable in situations when it has significant intrinsic value. As a result, the holders of the Public Warrants would be expected to exercise their warrants as opposed to receive the $0.01 cash payment from the Company. As such, this redemption provision is considered to be an exercise contingency, rather than a change in settlement amount.

Step 2 – Settlement Provisions

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

Securities and Exchange Commission
June 21, 2021

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

The Company analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The Warrant Agreements provide for an adjustment to the number of common shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions (Sections 4.1 through 4.4 of the Warrant Agreements)

1.	Stock Dividends and Split-ups - if a stock split, stock dividend or similar event occurs, the number of shares issuable on exercise of the warrants will be increased in proportion to the event to compensate for the dilution of shares.

2.	Extraordinary dividends - if at any time the warrants are outstanding, the Company pays a dividend of cash, securities or other assets, other than for certain circumstances (ordinary dividends, as part of business combination, etc.), the exercise price of the warrants will be decreased by the amount of cash or fair value of other assets distributed as part of the dividend.

3.	Aggregate of shares - if at any time the warrants are outstanding, the common shares of the Company are aggregated (commonly referred to as a reverse stock split), the number of shares issuable upon exercise of the warrants will be adjusted proportionately to account for the aggregation of shares.

4.	The replacement of securities upon Reorganization

Split-ups; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price: ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. These adjustment features are consistent with Example 17 in ASC 815-40-55-42 through 55-43 which specifically notes that adjustments for these types of events do not preclude the instrument from being indexed to the entity’s shares as an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Example 17 specifically describes that the adjustments must be a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares, but not the actual change in the market price. In the stock splits, stock dividends or similar events; extraordinary dividends; and aggregation of shares provisions discussed above, the provision is only adjusting for the direct effect of the dilutive event and therefore would not preclude equity classification. As a result, these sections (#1-3 above) do not preclude the Public Warrants or the Private Placement Warrants from being considered indexed to the Company’s own stock.

Securities and Exchange Commission
June 21, 2021

Replacement of securities upon Reorganization: The warrants also contain adjustments to the underlying following the occurrence of other mergers or consolidations. These adjustments result in the warrants being exercisable for the same form and amounts of shares etc. (including cash) receivable by the holder of the warrants, as if exercised immediately prior to the event. This is consistent with Example 6 in ASC 815-40-55-30, which illustrates a case in which the conversion rate is adjusted to offset the effect of a merger announcement. This is to maintain the fair value of the transaction as a result of a disruptive market event.

Further consider that upon certain events in which the shares underlying the warrants are exchanged for consideration that comprises less than 70% public share consideration, the exercise price of the warrants would be reduced based upon a formula that uses Per Share Consideration and Black Scholes value. In this instance, if a holder of a warrant elects to exercise within 30 days following disclosure of the event, the exercise price is reduced by an amount that is intended to approximate the best estimate of time value being forfeited upon such early exercise. As used in the formula above, the “Per Share Consideration” is a measurement of the market price of the Company’s common shares at the time of the event and the Black-Scholes Warrant Value is a measurement of the fair value of the warrants at the time of the event.

Because all of the inputs into the adjustment of the settlement provision for a tender offer are inputs into a fixed-for-fixed pricing model, this provision in Section 4.4 of the Warrant Agreements does not preclude the warrants from being considered indexed to the Company’s own stock

Recent SEC Staff Statement

The Company further considered the recently issued SEC Staff Statement on the accounting of warrants issued by special purchase acquisition companies like the Company entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”, which focused on Indexation and Tender Offer Provisions.

Pursuant to Section 5.1 of the Private Placement Warrant Agreement (Transferability), the Private Placement Warrants may be transferred, assigned or sold to any person. However, the terms of the Private Placement Warrants do not change upon such transfer. Thus, the Private Placement Warrants meet the indexation guidance in ASC 815-40.

Evaluation of Classified in Stockholders’ Equity (ASC 815-40-25)

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. The initial balance sheet classification of contracts generally is based on the concept that (a) contracts that require net cash settlement are assets or liabilities and (b) contracts that require settlement in shares are equity instruments. Further, an entity shall observe both of the following: (a) if the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement and (b) if the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

Securities and Exchange Commission
June 21, 2021

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares, after adoption of ASU 2020-06, which the Company adopted effected January 1, 2021.

i.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

ii.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

iii.	No required cash payment (with the exception of penalty payments) if entity fails to timely file. There is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the SEC.

iv.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash.

Each of the criterion were met. With regard to the explicit share limit criterion, the Warrants are to be settled in a fixed number of shares except in instances where the number of shares issuable upon settlement are adjusted based on events (e.g., stock splits, stock dividends) that are within the control of the Company.

The SEC Staff Statement also highlighted the staff’s views on tender offer provisions of certain SPAC warrants

In the event of an “Alternative Issuance” (as defined in Section 4.4 of the Warrant Agreements) occurring after an initial Business Combination, Section 4.4 no longer contains the tender offer provisions referenced in the SEC Staff Statement (whereby a change in ownership of more than 50% of the outstanding shares of Class A common stock would allow the holders to receive cash for their warrants when all other holders of underlying shares would not also receive cash). Rather, the holders of private warrants are only entitled to receive the same form of consideration as the holders of the underlying shares. As such, Section 4.4 meets the ‘classified in stockholders’ equity’ criteria in ASC 815-40-55-3, because the holders of public warrants receive the same form of consideration as holders of the underlying shares.

Neither the Public Warrants nor the Private Placement Warrants Agreements contain the tender offer provisions referred to in the SEC’s Staff Statement, and thus should be classified equity.

In addition, the Company has revised the Registration Statement to clarify that neither the Private Placement Warrants nor Public Warrants contain any provisions that change dependent upon the characteristics of the holder of the warrant. Please see page F-15 of the Amendment.

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Securities and Exchange Commission
June 21, 2021

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3919 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Catherine L. Goodall

Catherine L. Goodall

cc:	Securities and Exchange Commission Abe Friedman Joel Parker Acropolis Infrastructure Acquisition Corp.
Geoffrey Strong James Crossen Latham & Watkins LLP Ryan J. Maierson, Esq. Erika L. Weinberg, Esq. Stellos G. Saffos, Esq.